UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of February 2021

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
This Report on Form 6-K of Baytex Energy Corp. (the "Company") includes as Exhibit 99.1 the Company's Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 and as Exhibit 99.2 the Company's Management's Discussion and Analysis for the year ended December 31, 2020. Exhibits 99.1 and 99.2 to this report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-171568).

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2020 together with the Auditors' Report thereon.
99.2	Management's Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2020.
99.3	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
99.4	Press Release dated February 24, 2021 (Baytex announces fourth quarter and full year 2020 financial and operating results and year end 2020 reserves).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BAYTEX ENERGY CORP.

/s/ Rodney D. Gray
Name:     Rodney D. Gray
Title:     Executive Vice President and Chief Financial Officer

Dated: February 24, 2021